Exhibit 99.1

YM BIOSCIENCES GRANTED TWO US PATENTS FOR AEROLEF®
- Additional AeroLEF patents granted in Europe, China and other territories -

MISSISSAUGA, Canada - February 10, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), announced that it has been granted two additional patents in the US for AeroLEF®, the Company’s proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe acute pain. US patent numbers 7,648,981 and 7,648,982 extend the life of YM's AeroLEF patent estate in the US to 2024. The Company also announced that AeroLEF’s patent estate has expanded to include other territories with the issuance of European patent number 1,603,533 and several patent allowances in China, India, Mexico and other territories.

“These patents strengthen and extend the patent protection for AeroLEF in the US, and also expand the global market for this unique and potentially first in class product,” said David Allan, CEO of YM BioSciences. “The scientific pedigree and unique advantages of this product have been established and its safety and efficacy have been demonstrated in numerous clinical trials. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.”

US patent number 7,648,981 protects the self-medicating method of pain management in which the pain sufferer inhales a formulation comprising free and liposomal fentanyl in a dose ratio that provides rapid onset and sustained relief from pain without attendant toxicity. Also claimed is a breath-actuated device for delivering the fentanyl formulation.

US patent number 7,648,982 similarly covers a pain relief method and device that delivers fentanyl formulations defined according to the particle sizes and unit doses effective to manage pain by the route of pulmonary delivery. European patent number 1,603,533 and other recently allowed patents’ coverage is similar in scope to the recently issued US patents.

AeroLEF’s current patent estate in the US consists of three issued patents and two pending patents.

About AeroLEF®
AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. In contrast to fixed-dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF is being developed as a non-invasive delivery system designed to enable patients to self-titrate. Using AeroLEF, patients can identify and select a personalized dose for each pain episode, achieving both rapid onset and extended duration of analgesia.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from YM Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 387, a JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary include the JAK 1/2 inhibitor CYT387, and the novel VDA molecule CYT997. Both were discovered internally at Cytopia based on research led by Dr Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com